Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598

Date: October 20, 2025

Joint Press Release

NorthWestern Energy and Black Hills Corp. advance plans to merge
Companies request approval from Montana Public Service Commission

BUTTE, Mont. — Oct. 20, 2025 – “Better Together.” That’s the message shared by NorthWestern Energy and Black Hills Corp. in a joint application (www.psc.mt.gov, Regulated Utilities/Electronic Filings/search Docket Number 2025.10.078) submitted today to the Montana Public Service Commission seeking regulatory approval for a merger between the two companies.

The merger will combine the strengths of both companies, resulting in an organization with greater scale, financial stability, and operational expertise. It is designed to create a stronger, more resilient energy company focused on delivering safe, reliable, and affordable energy solutions to customers. Under the terms of the merger agreement, Brian Bird, president and CEO of NorthWestern Energy, will serve as president and CEO of the combined electric and natural gas utility company, and Linn Evans, CEO of Black Hills Corp., will continue serving in his role through the close of the transaction, at which point he will retire.

The merger does not change energy service or rates for NorthWestern Energy’s Montana customers. Regulatory oversight by the Montana Public Service Commission will remain unchanged.

“Bringing our companies together will deliver long-term value to our customers, employees and communities by providing safe, reliable and affordable energy solutions,” Bird said. “By joining forces, we will have the added scale to make us a financially stronger, more resilient utility better equipped to meet the challenges of a rapidly changing energy landscape.”

“We share a commitment to safety, reliability, integrity, and customer service,” Evans said. “We are confident that our closely aligned cultures and skilled workforces will enable us to improve life with energy for the people, businesses, and communities we are privileged to serve.”

Key Benefits for Montana Customers:

•Continued Safe, Reliable, and Affordable Service: The combined company will maintain the high level of service customers expect, with no changes to local operations or regulatory oversight in Montana.

•Long-Term Rate Stability: Efficiencies from the merger are expected to moderate future rate increases, helping keep energy bills as low as possible.

•Enhanced Reliability and Resiliency: With a larger pool of crews and resources, the company will be better equipped to respond to emergencies and build and maintain critical infrastructure.

•Local Presence and Community Commitment: Montana operations will remain locally managed, with employees continuing to serve the communities where they work, live, and raise their families.

•Access to Innovation and Best Practices: The merger will enable the deployment of new technologies and the sharing of expertise, further improving service quality and operational efficiency.

In addition to the Montana Public Service Commission, the company will submit joint applications to the Nebraska Public Service Commission and the South Dakota Public Utilities Commission; the Securities and Exchange Commission; and the Federal Energy Regulatory Commission. The transaction will also require clearance under the Hart-Scott-Rodino Act and approval from each company's shareholders.

Pending all approvals, the combined company will serve approximately 2.1 million electric and natural gas customers across eight contiguous states — Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming. The merger transaction is expected to conclude in late 2026 or early 2027.

More information about the merger is available at https://www.blackhillsnorthwesternbettertogether.com/

About NorthWestern Energy - Delivering a Bright Future

NorthWestern Energy Group, Inc., doing business as NorthWestern Energy, provides essential energy infrastructure and valuable services that enrich lives and empower communities while serving as long-term partners to our customers and communities. We work to deliver safe, reliable, and innovative energy solutions that create value for customers, communities, employees, and investors. We do this by providing low-cost and reliable service performed by highly adaptable and skilled employees. We provide electricity and / or natural gas to approximately 800,000 customers in Montana, South Dakota, Nebraska, and Yellowstone National Park. Our operations in Montana and

Yellowstone National Park are conducted through our subsidiary, NW Corp, and our operations in South Dakota and Nebraska are conducted through our subsidiary, NWE Public Service. We have provided service in South Dakota and Nebraska since 1923 and in Montana since 2002.

About Black Hills Corp.

Black Hills Corp. (NYSE: BKH), doing business as Black Hills Energy, is a customer-focused, growth-oriented utility company with a tradition of improving life with energy and a vision to be the energy partner of choice. Based in Rapid City, South Dakota, the company serves 1.35 million natural gas and electric utility customers in eight states: Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota and Wyoming. More information is available at www.blackhillscorp.com, www.blackhillscorp.com/corporateresponsibility and www.blackhillsenergy.com.

NorthWestern Energy Contact Media Jo Dee Black 866-622-8081 jodee.black@northwestern.com	Black Hills Energy Contact Tom Strother Director of Public Affairs tom.strother@blackhillscorp.com 605-981-3854 24-hour Media Assistance 888-242-3969

Forward-Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between NorthWestern and Black Hills, including future financial and operating results (including the anticipated impact of the transaction on NorthWestern’s and Black Hills’ respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on NorthWestern and Black Hills’ current expectations, plans and estimates. NorthWestern and Black Hills believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of NorthWestern or Black Hills to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by NorthWestern and Black Hills, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of NorthWestern or Black Hills and the ability of NorthWestern or Black Hills to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against NorthWestern or Black Hills related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting NorthWestern’s and Black Hills’ businesses; (11) the evolving legal, regulatory and tax regimes under which NorthWestern and Black Hills operate; (12) restrictions during the pendency of the proposed transaction that may impact NorthWestern’s or Black Hills’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as NorthWestern’s and Black Hills’ response to any of the aforementioned factors.

Additional factors which could affect future results of NorthWestern and Black Hills can be found in NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. NorthWestern and Black Hills disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively.

Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form

10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person's ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.